Exhibit 3.(i)(f)

              CERTIFICATE OF AMENDMENT TO THE
         RESTATED CERTIFICATE OF INCORPORATION OF
          COMPUTER ASSOCIATES INTERNATIONAL, INC.
         ________________________________________

         Computer Associates International, Inc., a Delaware corporation, in order to amend its Certificate of Incorporation, as amended, hereby certifies, pursuant to Section 242 of the General
Corporation Law of the State of Delaware, as follows:

         FIRST: The holders of a majority of the outstanding shares of the Corporation's Common Stock, at a meeting duly called and held, adopted the following resolution amending the Corporation's Certificate of Incorporation, as amended:

         "That Article FOURTH of the Restated Certificate of
         Incorporation, as amended, be further amended by deleting paragraph 4.1 of Article FOURTH in its entirety and substituting therefor the following:

         FOURTH: 4.1 The total number of shares of all classes of capital stock which the corporation shall have authority to issue is one billion one hundred ten million (1,110,000,000) shares of which ten million (10,000,000) shares shall be Preferred Stock, Class A without par value, issuable in one or more series, and one billion one hundred million (1,100,000,000) shares will be Common Stock, par value $.10 per share."

         SECOND: That the balance of said Article FOURTH of the Restated Certificate of Incorporation, as amended, shall remain unchanged.

         THIRD: Said amendment has been duly adopted in accordance with
Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its President this 21st day of August, 1996.


                                         /s/ Sanjay Kumar
                                         ---------------------------
                                             Sanjay Kumar, President